(Securities Code 7203)
June 11, 2020
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 116th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 116th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2020 (April 1, 2019 through March 31, 2020) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Approved as proposed. The following 9 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, Shigeki Terashi, James Kuffner, Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo.

Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo satisfy the requirements to be qualified as Outside Members of the Board of Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Hiroshi Ozu, or Mr. Nobuyuki Hirano who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 3:	Partial Amendments to the Articles of Incorporation

Approved as proposed. TMC will also engage in the electric power business. Therefore, TMC partially amended Article 2 of its Articles of Incorporation in order to add “power generation and the supply and sale of electric power” to the business purposes provided for in its Articles of Incorporation.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 3 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, Vice Chairman of the Board of Directors Shigeru Hayakawa, President Akio Toyoda, and Member of the Board of Directors Koji Kobayashi were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Takeshi Uchiyamada	Full-time Audit & Supervisory Board Member	Haruhiko Kato

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Masahide Yasuda

President, Member of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Katsuyuki Ogura

Member of the Board of Directors	Koji Kobayashi	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	Shigeki Terashi	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	James Kuffner	Audit & Supervisory Board Member	Nobuyuki Hirano

Member of the Board of Directors	Ikuro Sugawara

Member of the Board of Directors	Sir Philip Craven

Member of the Board of Directors	Teiko Kudo
[Operating Officers]

President	Akio Toyoda
Chief Officer

Chief Monozukuri Officer Chief Human Resources Officer	Mitsuru Kawai	Chief Finanial Officer	Kenta Kon

Chief Risk Officer	Koji Kobayashi	Chief Technology Officer	Masahiko Maeda

Chief Competitive Officer Chief Project Officer	Shigeki Terashi	Chief Digital Officer	James Kuffner

Chief Information & Security Officer Chief Production Officer	Shigeki Tomoyama

Company President

Advanced R&D and Engineering Company	Hiroaki Okuchi	Lexus International Co.	Koji Sato

Mid-size Vehicle Company	Hiroki Nakajima	Connected Company	Keiji Yamamoto

CV Company	Satoshi Ogiso

Region CEO

North America Region	Tetsuo Ogawa	Asia Region	Yoichi Miyazaki

Europe Region	Johan van Zyl	East Asia, Oceania & Middle East Region	Nobuhiko Murakami

China Region	Tatsuro Ueda

Business Group

TPS Group (Chief Officer) Production Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	Masashi Asakura	Japan Sales Business Group (Chief Officer)	Yasuhiko Sato

  Production Group

  (Deputy Chief Officer)

  Plants (Supervisor of plants

  across in-house companies)

  Motomachi Plant

  (Plant General Manager)

  Miyoshi Plant

  (Plant General Manager)

  Myochi Plant

  (Plant General Manager)

	Masamichi Okada	General Administration & Human Resources Group (Chief Officer)	Masanori Kuwata

External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)	Masayoshi Shirayanagi

[Fellow]

Chief Scientist and Executive Fellow for Research	Gill A. Pratt

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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